UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of DECEMBER, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  December 14, 2006                   /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           President and CEO

                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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                HALO SIGNS A DEFINITIVE AGREEMENT FOR ADDITIONAL
                          SHERRIDON MANITOBA PROPERTIES

VANCOUVER, BC, DECEMBER 14, 2006 - MR. MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V: HLO, OTC.BB:HLOSF, FSE:HRL) is pleased to announce the signing of a definitive purchase agreement with Endowment Lakes (2002) Limited Partnership ("EL"), whereby Halo will acquire a 100% interest in and to ten mineral claims (the "EL Claims") located in the Eagle's Nest Lake, Meat Lake and QM Lake areas in the Sherridon area of Manitoba.

The addition of these ten claims will bring the Halo Sherridon property to 88 claims with a total combined area of 188 square kilometers. The claims are strategically located within the Sherridon dome structure and Meat Lake basin structure respectively and represent significant examples of the mineral potential within Halo's Sherridon VMS district. These properties will play an important role in Halo's plans to explore for high-grade volcanogenic massive sulphide deposits similar to those found in the nearby Snow Lake area of Manitoba.

Under the terms of definitive purchase agreement, Halo has agreed to acquire a 100% interest in the EL Claims in consideration for$90,000 in cash and 160,000 Halo common shares issued from treasury. EL will also be granted a 1% net smelter royalty in the EL Claims of which 1/2% can be purchased at any time by Halo for $500,000. The definitive agreement also provides that Halo will be entitled to purchase any rights acquired by EL in and to any mining claims within a one (1) kilometer area from the perimeter boundaries of the EL Claims.

The closing of the transaction is subject to Halo receiving all required approvals, including the approval of the TSX Venture Exchange.

The Company also wish's to correct two typographic errors in its November 27, 2006 news release concerning the amendments and granting of its stock options. Specifically, the extension of expiry of 450,000 stock options at $0.60 per share, not $0.45 per share as previously noted, and the granting of 1,547,000 stock options at $0.45 per share, not 450,000 stock options as previously noted.

HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 4 projects: Duport, which is an advanced stage gold project; Bachelor Lake, which is a gold exploration project, QuarterMoon which is a grass


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                                      -2-


roots gold project, and the Sherridon project that comprises a combination of mature and grassroots VMS copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/ Marc Cernovitch
----------------------------------
Marc Cernovitch, President and CEO


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward looking information" within the meaning of the United applicable Canadian securities lawsthat involve inherent risks and uncertainties. Forward-looking information includes, but are not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may",
"could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking informations Halo does not undertake to update any forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.

For further information, please contact:

Marc Cernovitch, President & CEO
Halo Resources Ltd.
Tel: 604-484-0068
Fax:604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com